UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 29, 2012

BHP BILLITON LIMITED (ABN 49 004 028 077) (Exact name of Registrant as specified in its charter)	BHP BILLITON PLC (REG. NO. 3196209) (Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA (Jurisdiction of incorporation or organisation) 180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA (Address of principal executive offices)	ENGLAND AND WALES (Jurisdiction of incorporation or organisation) NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a bhpbilliton

resourcing the future Newman, Iron Ore Australia

Annual General Meeting 2012 BHP Billiton Limited

29 November 2012

Neptune, Gulf of Mexico, Petroleum United States

bhpbilliton

resourcing the future

Jac Nasser Chairman

Annual General Meeting 29 November 2012

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Disclaimer

Reliance on Third Party Information

The views expressed herein contain certain information that has been derived from publicly available sources that has not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of such information.

Forward Looking Statements

This presentation includes forward-looking statements within the meaning of the US Securities Litigation Reform Act of 1995 regarding future events and the future financial performance of BHP Billiton. Forward-looking statements can be identified by the use of words such as “plans”, “expects”, “expected”, ‘scheduled”, “estimates” (including reserves and other mineralisation estimates), “intends”, “anticipates” or “believes”, or variations of such words and phrases, or that state that certain actions, events, conditions, circumstances or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Such statements are based on management’s current expectations and are subject to certain factors, risks and uncertainties that may cause actual results, events and performance to differ materially from those referred to or implied in such statements. These forward-looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this presentation. For more detail on those risks, you should refer to the sections of our annual report on

Form 20-F for the year ended 30 June 2012 entitled “Risk factors”, “Forward looking statements” and “Operating and financial review and prospects” filed with the

US Securities and Exchange Commission. Past performance cannot be relied on as a guide to future performance. BHP Billiton does not intend to update any of the forward looking statements to conform these statements to actual results or to changes in our expectations, except as required by law.

No Offer of Securities

Nothing in this presentation should be construed as either an offer to sell or a solicitation of an offer to buy or sell BHP Billiton securities in any jurisdiction.

Non-IFRS financial information

BHP Billiton results are reported under International Financial Reporting Standards (IFRS). This presentation also includes certain non-IFRS measures, including Underlying EBIT and Underlying EBITDA which are used to measure segment performance and Attributable profit excluding exceptional items, Underlying EBITDA interest coverage, Underlying effective tax rate, Underlying EBIT margin and Underlying return on capital. These measures are used internally by management to assess the performance of our business, make decisions on the allocation of our resources and assess operational management. Non-IFRS measures have not been subject to audit or review.

UK GAAP financial information

Certain historical financial information for periods prior to FY2005 has been presented on the basis of UK GAAP, which is not comparable to IFRS or US GAAP. Readers are cautioned not to place undue reliance on UK GAAP information.

BHP Billiton Limited Annual General Meeting, 29 November 2012 Slide 3

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Jac Nasser

Chairman

Annual General Meeting 29 November 2012

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Donna Ingram

Metropolitan Local Aboriginal Land Council

BHP Billiton Limited Annual General Meeting, 29 November 2012 Slide 5

Mt Arthur, Energy Coal Australia

BHP Billiton Limited Annual General Meeting, 29 November 2012 Slide 6

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Pat Davies

Member

Remuneration

Committee

BHP Billiton Limited Annual General Meeting, 29 November 2012 Slide 7

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Group Management Committee

Marius Kloppers Graham Kerr Alberto Calderon Mike Henry

Andrew Mackenzie Marcus Randolph Karen Wood J Michael Yeager

BHP Billiton Limited Annual General Meeting, 29 November 2012 Slide 8

Forum on Corporate Responsibility

Cristina Echavarria Yaa Ntiamoa-Baidu Tommy Garnett Phil Vernon Malini Mehra

Colombia Ghana Sierra Leone United Kingdom United Kingdom/India

Simon Longstaff James Ensor Greg Bourne Mick Dodson

Australia Australia Australia Australia

BHP Billiton Limited Annual General Meeting, 29 November 2012 Slide 9

Port Hedland, Iron Ore

Australia

BHP Billiton Limited Annual General Meeting, 29 November 2012 Slide 10

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GDP growth in OECD

Contribution to growth in world real GDP per capita

(%)

15

10

5

0

(5)

2003 2004 2005 2006 2007 2008 2009 2010 2011 2012

Euro area United States Advanced economies

Source: IMF Global Economic Outlook database.

BHP Billiton Limited Annual General Meeting, 29 November 2012

Slide 11

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GDP growth in OECD and non-OECD countries

Contribution to growth in world real GDP per capita

(%)

15

10

5

0

(5)

2003 2004 2005 2006 2007 2008 2009 2010 2011 2012

Euro area United States China

Advanced economies Emerging market and developing economies

Source: IMF Global Economic Outlook database.

BHP Billiton Limited Annual General Meeting, 29 November 2012 Slide 12

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GDP growth in OECD and non-OECD countries

Contribution to growth in world real GDP per capita

(%)

15

Forecast

10

5

0

(5)

2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017

Euro area United States China

Advanced economies Emerging market and developing economies

Source: IMF Global Economic Outlook database.

BHP Billiton Limited Annual General Meeting, 29 November 2012 Slide 13

Olympic Dam, Base Metals Australia

BHP Billiton Limited Annual General Meeting, 29 November 2012 Slide 14

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China’s development

Shanghai,

China

BHP Billiton Limited Annual General Meeting, 29 November 2012

Slide 15

Broken Hill circa 1900 BHP

Indonesia circa 1920 Billiton

BHP Billiton Limited Annual General Meeting, 29 November 2012 Slide 16

Bass Strait, Petroleum Australia

Shenzi, Gulf of Mexico, Petroleum United States

BHP Billiton Limited Annual General Meeting, 29 November 2012 Slide 17

Escondida, Base Metals Chile

Copper, Spence, Base Metals Chile

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Eagle Ford, Petroleum United States

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Potash, Jansen Canada

Potash, Jansen Canada

BHP Billiton Limited Annual General Meeting, 29 November 2012 Slide 20

Escondida, Base Metals Chile

BHP Billiton Limited Annual General Meeting, 29 November 2012 Slide 21

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Strong performance

Profit attributable to shareholders1

(US$ billion)

25

20

15

10

5

0

FY2008 FY2009 FY2010 FY2011 FY2012

Net operating cash flow2

(US$ billion)

35

30

25

20

15

10

5

0

FY2008 FY2009 FY2010 FY2011 FY2012

1. Including exceptional items.

2. Net operating cash flows are after net interest and taxation.

BHP Billiton Limited Annual General Meeting, 29 November 2012 Slide 22

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Full year dividends

Dividends1 FY2003 “ FY2012

FY2012

(US cents per share (cps)) CAGR USD: 26% Full year dividend CAGR AUD: 18% 112 cps

120

Full year dividend 11% 100

80

60

40

20

0

FY2003 FY2004 FY2005 FY2006 FY2007 FY2008 FY2009 FY2010 FY2011 FY2012

1. Dividends declared in respect of the period.

BHP Billiton Limited Annual General Meeting, 29 November 2012 Slide 23

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Delivering superior shareholder returns over 10 years

Total Shareholder Return (TSR)1

(%)

400

BHP Billiton Limited dividends BHP Billiton TSR 342% BHP Billiton Limited price ASX200 dividends 300 ASX200 price

200

ASX200

TSR 117% 100

0

FY03—currentFY2003 “ current

Source: Datastream.

1. TSR calculated in Australian dollars from 30 June 2002 to 23 November 2012. Note that the share price reflects adjustments for rights issues and bonus shares and dividends assume reinvestment on the ex-dividend date.

BHP Billiton Limited Annual General Meeting, 29 November 2012 Slide 24

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FY2012 attributable profit and exceptional items

Attributable profit

(US$ billion)

20

17.1

0.1 15.4

15

(1.8)

10

5

0

Attributable profit—excluding Fayetteville impairment Other exceptional items¹ Attributable profit—including exceptional items exceptional items

1.

Other exceptional items after tax comprise: impairment of Nickel West goodwill and other assets US$(355) million; suspension or early closure of operations and the change in status of specific projects US$(342) million; settlement of insurance claims US$199 million; and

recognition of

deferred tax assets on enactment of MRRT and PRRT extension legislation in Australia US$637 million.

BHP Billiton Limited Annual General Meeting, 29 November 2012

Slide 25

Eagle Ford, Petroleum United States

BHP Billiton Limited Annual General Meeting, 29 November 2012 Slide 26

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Diversification strategy

Escondida, Base Metals Chile

Jansen, Potash Canada

Port Hedland, Iron Ore Australia

BMA, Metallurgical Coal Australia

Eagle Ford, Petroleum United States

BHP Billiton Limited Annual General Meeting, 29 November 2012 Slide 27

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Performance since 2007

Total Recordable Injury Frequency

(TRIF)

8

Reduced by 36%

6

4

2

0

2007 2008 2009 2010 2011 2012

Production

(rebased to 100 (FY2007))

115

Increased by 13%

110 105 100

95

2007 2008 2009 2010 2011 2012

1. Excludes third party trading activities.

Greenhouse gas emissions

(kilotonnes CO2-e)

60,000

Reduced by 19%

45,000 30,000 15,000

0

2007 2008 2009 2010 2011 2012

Underlying EBIT EBIT margin1

(US$ billion) (%)

40 80

Average EBIT margin over 40%

30 60

20 40

10 20

0 0 2007 2008 2009 2010 2011 2012 EBIT EBIT margin

BHP Billiton Limited Annual General Meeting, 29 November 2012 Slide 28

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Community

Artists working on Minyipuru (Seven Sister) as part of Yiwarra Kuju: The Canning Stock Route Project

Mozal Community Development Trust Aluminium, Mozambique

Installing solar panels in local homes, Spence Base Metals, Chile

Newman Primary School Iron Ore, Australia

BHP Billiton Limited Annual General Meeting, 29 November 2012 Slide 29

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Improving maternal and child health in southern Africa

_Window of Opportunity” project in partnership with

Program for Appropriate Technology in Health (PATH)

BHP Billiton Limited Annual General Meeting, 29 November 2012 Slide 30

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Community

Regional Science Fair, Illawarra

Metallurgical Coal, Australia

School Library Toconao, Foundation of Escondida

Base Metals, Chile

Students at a Sujag Sansar Organization school Petroleum, Pakistan

Pre-prep program at Blackwater Primary School, BMA Metallurgical Coal, Australia

BHP Billiton Limited Annual General Meeting, 29 November 2012 Slide 31

BMA, Metallurgical Coal

Australia

BHP Billiton Limited Annual General Meeting, 29 November 2012 Slide 32

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Agenda

Chairman’s address CEO’s address Questions Items of business

BHP Billiton Limited Annual General Meeting, 29 November 2012 Slide 33

Port Hedland, Iron Ore, Australia

Marius Kloppers Chief Executive Officer

Annual General Meeting 29 November 2012

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Overview

. Safety

. Financial Performance

. Current market conditions and economic outlook

. Our response to the challenges facing the industry

BHP Billiton Limited Annual General Meeting, 29 November 2012

Shenzi, Petroleum

Slide 35

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Robust financial results

. Attributable profit of US$15.4 billion included net exceptional charges of US$1.7 billion

. Attributable profit (excluding exceptional items) of US$17.1 billion, down 21%

. Underlying EBITDA of US$33.7 billion, down 9%

. Underlying EBIT of US$27.2 billion, down 15%

. Net operating cash flow of US$24.4 billion, down 19%

. Gearing of 26% following the acquisition of Petrohawk Energy Corporation

. Full year dividend of 112 US cents per share, up 11%

Attributable profit1

(US$ billion)

25

20

15

10

5

0

2008 2009 2010 2011 2012

Underlying EBIT2

(US$ billion)

35

30

25

20

15

10

5

0

2008 2009 2010 2011 2012

Net operating cash flow3

(US$ billion)

35

30

25

20

15

10

5

0

2008 2009 2010 2011 2012

Dividends per share4

(US cents per share)

120

80

40

0

2008 2009 2010 2011 2012

Attributable profit excluding exceptional items.

Underlying EBIT is earnings before net finance costs, taxation and any exceptional items.

Net operating cash flows are after net interest and taxation.

Represents the dividend declared for each BHP Billiton Plc and BHP Billiton Limited share.

BHP Billiton Limited Annual General Meeting, 29 November 2012

Production records

Angostura Antamina Alumar refinery Cerrejón Coal GEMCO

Petroleum Base Metals Aluminium & Nickel Energy Coal Manganese

Trinidad and Tobago Peru Brazil Colombia Australia

Hotazel Illawarra New South Wales Spence Western Australia

Manganese Metallurgical Coal Energy Coal Base Metals Iron Ore

South Africa Australia Australia Chile Australia

BHP Billiton Limited Annual General Meeting, 29 November 2012 Slide 37

# Our robust returns enable investment in our core commodities throughout the cycle

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**Major projects currently in execution[1]**
(capital expenditure, US$ billion)



Iron Ore
Petroleum
Base Metals
Metallurgical Coal
Energy Coal
Manganese
D&SP
SSM
Aluminium
≤ US$500m
US$501m-US$5bn
FY12
FY13e
FY14e
FY15e
FY16e
NWS CWLH
Worsley E&G
Escondida Ore Access
WAIO Inner Harbour
NWS Nth Rankin B
Macedon
Broad-meadow
WAIO Jimblebar
Caval Ridge
HPX3
EKATI Misery
NWS GWF-A
FY12
FY13
FY14
FY15
FY16
WAIO RGP 5
Antamina Exp
MAC RX1
Kipper[2]
WAIO Orebody 24
Turrum
Daunia
Cerrejon P40
NTP Exp 3
Oxide Leach
Samarco 4
WAIO Port and Rail
Escondida OGP1
Appin Area 9
(timing of first production)

1. Only includes major projects in execution as at 22 August 2012.
2. Facilities completed in the September 2012 quarter and ready to commence production pending resolution of the mercury content.

BHP Billiton Limited Annual General Meeting, 29 November 2012 Slide 38

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We are committed to our communities

Drinking water program, Zamzama Petroleum, Pakistan

School Library Toconao, Foundation of Escondida Base Metals, Chile

Literacy program, BMA Metallurgical Coal, Australia

Nelson Mandela Secondary School Aluminium, Mozambique

BHP Billiton Limited Annual General Meeting, 29 November 2012 Slide 39

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Prices have been volatile over the short term

Iron ore prices Steel mill inventory

(US$/t, 62% Fe, (Days of inventory) CIF China)

150 40 Iron ore prices

135 35 120 30 105 25

90 20

75 15

60 10 Jul 12 Aug 12 Sep 12 Oct 12 Nov 12

US Fed asset purchases Copper price

(US$ billion) (US$/t)

15 9,000

10

QE3

8,500

Announcement

5

0 8,000

(5)

7,500 (10)

(15) 7,000 Jul 12 Aug 12 Sep 12 Oct 12 Nov 12

Note: Inventory from Mysteel survey on 55 mills” inventory of seaborne iron ore.

Source: Platts; Mysteel

Note:

Change in Federal Reserve Bank assets is shown as a four

week moving average. QE3 announced on 13 Sep.

Source: US Federal Reserve, Bloomberg.

BHP Billiton Limited Annual General Meeting, 29 November 2012 Slide 40

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China’s GDP growth

. Over the past decade China grew rapidly as investment facilitated urbanisation

. China’s slowdown is directionally in line with expectations

. Over the next decade, urbanisation and industrialisation will continue to be the primary drivers of economic growth

. GDP Growth forecast at 7% to 8% this financial year and for the next decade

Chinese GDP growth

(%)

16

14

12

10

8

6

4 GDP growth Global Insight

2

Consensus IMF—WEO

0

1980 1985 1990 1995 2000 2005 2010 2015 2020

Source: Global Insight, IMF.

BHP Billiton Limited Annual General Meeting, 29 November 2012 Slide 41

# Strength in diversity

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- The value of our diversified strategy was reflected in the Group's Underlying EBIT margin of 39%[1]
- Net operating cash flow of US$12.1 billion in H2 FY12 declined by 1% when compared with H1 FY12 and demonstrated the cash generating capacity of our business throughout the economic cycle
- Underlying return on capital was 23% or 27% excluding capital investment associated with projects not yet in production

**Underlying EBIT[1]**
(%)



100
75
50
25
0
FY03 to FY12
FY12
Iron Ore
Petroleum
Base Metals
Metallurgical Coal
Energy Coal
Manganese
D&SP
SSM
Aluminium

**Net operating cash flow[2]**
(US$ billion)



32
24
16
8
0
H1
H2
FY03
FY04
FY05
FY06
FY07
FY08
FY09
FY10
FY11
FY12

1. Excludes third party trading activities.
2. Cash flow reflects proportional consolidation of joint ventures for FY07 and future periods. Exploration expenditure incurred which has not been capitalised has been re-classified to net operating cash flow for FY06 and future periods.

BHP Billiton Limited Annual General Meeting, 29 November 2012 Slide 42

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The power of our diversified model

EBIT margin¹

(%)

80

60

40

20

0

FY02² FY03 FY04 FY05 FY06 FY07 FY08 FY09² FY10 FY11 FY12²

Petroleum Aluminium Base Metals D&SP SSM

Iron Ore Manganese Metallurgical Coal Energy Coal Total

1. Calculated on the basis of UKGAAP for periods prior to FY05, except for the exclusion of PRRT from Petroleum’s and BHP Billiton Group’s results for all periods. All periods exclude third party trading activities. The Exploration and Technology business has been included in BHP Billiton Group’s results from FY02 to FY05 and excluded from Diamonds and Specialty Products.

2. Negative margins are not shown as the y-axis is set at zero. SSM had a negative EBIT margin in FY02 and FY09. Aluminium had a negative EBIT margin in FY12.

BHP Billiton Limited Annual General Meeting, 29 November 2012 Slide 43

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Decisive actions in a challenging market

. Despite the rate of cost escalation being exacerbated by a number of temporary factors, we are targeting significant cost reductions in FY13

. Decisive action, including site closures and temporary stoppages, has been taken across the Group to respond to industry wide cost pressure to ensure we remain at the lower end of the cost curve

. Queensland Coal and Escondida will benefit significantly as production recovers from recent challenges

. WAIO will fully benefit from the acquisition of the HWE mining subsidiaries in FY13

. It is important Governments provide a stable and predictable policy environment to support the industry

FY12 cash costs escalation1

(%)

+5%

Metallurgical Coal

Aluminium Base Metals Energy Coal

Petroleum Labour, raw materials and other² Manganese Major outages and disruptions² Iron Ore

SSM

1. Increase in FY12 cash costs, including Major outages and disruptions, excluding the impact of energy costs, inflation, exchange rate volatility and non-cash items, divided by FY11 cash costs. Excludes the non-operated Richards Bay Minerals operation and the EKATI diamond mine (both part of the D&SP CSG).

2. The impact of wet weather and industrial action at Escondida and Queensland Coal, and the outage at Hillside, are excluded from Labour, raw materials and other; included in Major outages and disruptions.

BHP Billiton Limited Annual General Meeting, 29 November 2012 Slide 44

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Superior returns throughout the cycle

. Our proven strategy has delivered sector leading returns

. With 19 major, largely brownfield projects currently in execution, we are on track to continue to deliver industry leading returns

. We have returned US$53.8 billion1 to shareholders over the last 10 years

. The unique diversification of our high quality asset portfolio means we are very well placed for the inevitable evolution of commodities demand

Total shareholder returns over 10 years2

(%)

700 600 500 400 300 200 100

0

BHP Billiton Peer 1 Peer 2 Peer 3

Source: Datastream; annual reports; press releases; BHP Billiton analysis.

1. Refers to the period FY03 to FY12; includes buy-backs and dividends.

2. Peer group based on LSE constituents: Rio Tinto, Anglo American and Xstrata. TSR assumptions include: US dollar terms and weighted average for dual listed companies; calculated over the period 30 June 2002 until 30 June 2012.

BHP Billiton Limited Annual General Meeting, 29 November 2012 Slide 45

Port Hedland, Iron Ore, Australia

Marius Kloppers Chief Executive Officer

Annual General Meeting 29 November 2012

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Jac Nasser

Chairman

Annual General Meeting 29 November 2012

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Agenda

Chairman’s address CEO’s address Questions Items of business

BHP Billiton Limited Annual General Meeting, 29 November 2012 Slide 48

Port Hedland, Iron Ore

Australia

Questions

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Agenda

Chairman’s address

CEO’s address

Questions

Items of business

Item 1: Receive financial statements and reports

BHP Billiton Limited Annual General Meeting, 29 November 2012 Slide 50

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Agenda

Chairman’s address

CEO’s address

Questions

Items of business

Items 2-14: Election of Directors

BHP Billiton Limited Annual General Meeting, 29 November 2012 Slide 51

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Pat Davies

Member

Remuneration

Committee

BHP Billiton Limited Annual General Meeting, 29 November 2012 Slide 52

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Agenda

Chairman’s address

CEO’s address

Questions

Items of business

Items 2-14: Election of Directors

BHP Billiton Limited Annual General Meeting, 29 November 2012 Slide 53

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Agenda

Chairman’s address

CEO’s address

Questions

Items of business

Item 15: Reappointment of auditor of BHP Billiton Plc

BHP Billiton Limited Annual General Meeting, 29 November 2012 Slide 54

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Agenda

Chairman’s address

CEO’s address

Questions

Items of business

Item 16: General authority to issue shares in BHP Billiton Plc

BHP Billiton Limited Annual General Meeting, 29 November 2012 Slide 55

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Agenda

Chairman’s address

CEO’s address

Questions

Items of business

Item 17: Issuing shares in BHP Billiton Plc for cash

BHP Billiton Limited Annual General Meeting, 29 November 2012 Slide 56

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Agenda

Chairman’s address

CEO’s address

Questions

Items of business

Item 18: Repurchase of shares in BHP Billiton Plc

BHP Billiton Limited Annual General Meeting, 29 November 2012 Slide 57

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Agenda

Chairman’s address

CEO’s address

Questions

Items of business

Item 19: Remuneration Report

BHP Billiton Limited Annual General Meeting, 29 November 2012 Slide 58

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STI, LTI and Company Performance

Average STI reward for current GMC members vs profit attributable to shareholders

(excluding exceptional items)

24 100 items exceptional

18 75 (as % Average of excluding billion) 12 50 maximum STI payments

“

(US$ attributable award)

6 25

Profit 0 0 FY2008 FY2009 FY2010 FY2011 FY2012 Profit attributable—excluding exceptional items ($US billion) Average STI payment for current GMC members (as % of maximum award)

Value of US$100 invested over the 2007 LTIP cycle

(with dividends reinvested)

$250

BHP Billiton Limited ASX100 July 2007 $200 1 to $150 rebased $100 TSR

US$ $50

$0

2007 2008 2009 2010 2011 2012

Year ended 30 June

BHP Billiton Limited Annual General Meeting, 29 November 2012 Slide 59

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CEO Remuneration Mix

Total CEO Remuneration

(US$ million)

2011

12

US$11.06m

Long-term

10 incentive (expected value)

8

2012

Short-term At risk US$6.63m incentive

6 (deferred shares)

Long-term

Short-term incentive At risk incentive (expected value)

4

(cash)

2 Salary, pension

Salary, pension Fixed Fixed and benefits1 and benefits1

0

1. Health and other insurances and the costs of preparing taxation returns in multiple jurisdictions.

BHP Billiton Limited Annual General Meeting, 29 November 2012 Slide 60

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Agenda

Chairman’s address

CEO’s address

Questions

Items of business

Item 19: Remuneration Report

BHP Billiton Limited Annual General Meeting, 29 November 2012 Slide 61

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Agenda

Chairman’s address

CEO’s address

Questions

Items of business

Item

20:

Approval of Long-Term Incentive

performance shares to Executive

Director

BHP Billiton Limited Annual General Meeting, 29 November 2012 Slide 62

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: November 29, 2012	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary